SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. )

UroGen Pharma Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share	M96088105
(Title of class of securities)	(CUSIP number)

Arkin Communications Ltd.
6 HaChoshlim St., Bldg. C,
Herzliya 46724, Israel
Attn: Moshe Arkin
Telephone: 972-9-7883333
with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 6701101, Israel
Attn:  Gene Kleinhendler, Adv.
  Telephone: 972-3-607-4444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box .☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. M96088105

1	NAME OF REPORTING PERSONS Arkin Communications Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,643,658
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,643,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,643,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.32%*
14	TYPE OF REPORTING PERSON: CO

** Based on 12,338,499 Ordinary Shares outstanding as of May 4, 2017, as provided by UroGen Pharma Ltd.

CUSIP No. M96088105

1	NAME OF REPORTING PERSONS Moshe Arkin I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,643,658
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,643,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,643,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.32%*
14	TYPE OF REPORTING PERSON: IN

** Based on 12,338,499 Ordinary Shares outstanding as of May 4, 2017, as provided by UroGen Pharma Ltd.

Item 1.                        Security and Issuer

This Statement on Schedule 13D relates to Ordinary Shares, par value NIS $0.01 per share (the "Ordinary Shares"), of UroGen Pharma Ltd., a company organized under the laws of the State of Israel ("UroGen").  The address of the principal executive office of UroGen is 9 Ha’Ta’asiya St., Ra’anana 4365007, Israel.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Arkin Communications Ltd. ("Arkin Communications") and Mr. Moshe Arkin (collectively, the "Reporting Persons").  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Arkin Communications is organized under the laws of the State of Israel and has a business address of 6 HaChoshlim St., Bldg. C, Herzliya 46724, Israel.  The principal business of Arkin Communications is to manage the capital of its shareholder.  Mr. Arkin is the sole shareholder and sole director of Arkin Communications, which has no officers.

Moshe Arkin is a citizen of Israel whose principal business is Chairman of the Board of Arkin Holdings, which is located at 6 Hachoshlim St., Bldg. C, Herzliya 46724, Israel (which is also Mr. Arkin's business address).  The principal business of Arkin Holdings is to manage the investments and holdings of the family of Moshe Arkin.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.                       Source and Amount of Funds or Other Consideration.

             In a series of investments with UroGen from November 5, 2014 to November 26, 2015 totaling $8 million, Arkin Communications acquired 421,053 preferred shares and warrants to acquire 118,422 preferred shares.

On April 19, 2017, UroGen’s board of directors and shareholders approved an aggregate 3.2-for-1 share split of the Company’s ordinary shares, Preferred A shares, Preferred A-1 shares and warrants, which share split was effected on the same day. Immediately following the share split, the total number of Preferred A shares of UroGen held by Arkin Communications was 1,347,369, and the total number of warrants to purchase preferred shares held by Arkin Communications was 378,950.

On May 3, 2017, the 378,950 warrants held by Arkin Communications were exercised on a cashless basis at $7.81 per share, resulting in the acquisition of preferred shares convertible into 151,289 Ordinary Shares. In connection with UroGen's initial public offering, all preferred shares were automatically converted into Ordinary Shares.

The funds used by Arkin Communications to purchase the Preferred A shares and warrants came from its working capital.

On May 4, 2017, Arkin Communications acquired an additional 145,000 Ordinary Shares at $13.00 per share (for a total of $1,885,000) in the initial public offering of UroGen.  The funds used by Arkin Communications to purchase the Ordinary Shares came from its working capital.

Item 4.                       Purpose of Transaction.

One of the members of UroGen's board of directors was appointed to serve in such capacity by Arkin Communications pursuant to rights granted to Arkin Communications under UroGen's articles of association as in effect prior to the initial public offering of UroGen.

Each of the Reporting Persons intends to review the performance of their investment in UroGen from time to time.  Depending on various factors, including the business, prospects and financial position of UroGen, the current and anticipated future price levels of the Ordinary Shares and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to their investment in UroGen as they deem appropriate in light of the circumstances existing from time to time.  Each of the Reporting Persons may purchase additional equity in UroGen or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5.                       Interest in Securities of the Issuer.

(a)  and (b)

As of the date hereof, Arkin Communications owns directly (and therefore is deemed the beneficial owner of) 1,643,658 Ordinary Shares, which represents approximately 13.32% of the number of Ordinary Shares outstanding.  Arkin Communications has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Communications.

As the sole shareholder and sole director of Arkin Communications, Mr. Arkin may be deemed to be the indirect beneficial owner of the 1,643,658 Ordinary Shares beneficially owned by Arkin Communications, which represents approximately 13.32% of the number of Ordinary Shares outstanding.  Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Communications.

 (c)  Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Common Stock.

(d)  No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this Schedule 13D were calculated based on 12,338,499 Ordinary Shares outstanding as of May 4, 2017, as provided by UroGen.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             None.

Item 7.                       Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement, dated as of May 30, 2017, by and among the Reporting Persons.
2	Board resolution of Arkin Communications Ltd.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 30, 2017

Arkin Communications Ltd. /s/ Moshe Arkin Name: Moshe Arkin Title: Director Moshe Arkin /s/ Moshe Arkin Name: Moshe Arkin Title: Director